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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Gold Reserve Inc.

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

38068N108

(CUSIP Number)

Leonard Chazen

Covington & Burling LLP

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Strongbow Capital, Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,017,700
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,017,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,017,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

5.2%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Strongbow Capital Management, Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,017,700
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,017,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,017,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

5.2%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kappa Alpha Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Isle of Man

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power

60,000
8. Shared Voting Power

0
9. Sole Dispositive Power

60,000
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

0.2%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sky Hill Limited None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

75,875
8. Shared Voting Power

0
9. Sole Dispositive Power

75,875
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

75,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

0.2%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Raymond A. D. French None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,017,700
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,017,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,017,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

5.2%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 38068N108

This Amendment No. 6 to Schedule 13D (the “Schedule 13D”) is filed on February 15, 2007 with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd., Sky Hill Limited, Kappa Alpha Ltd. and Raymond A. D. French.

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D is filed with respect to the Class A Common Stock no par value (“Common Stock”) of Gold Reserve Inc., a Yukon Territory (Canada) corporation (“Gold Reserve” or the “Company”). The principal offices of Gold Reserve are located at 926 West Sprague Avenue, Suite 200, Spokane, Washington 92201.

Item 2.	Identity and Background

This Statement is filed on behalf of Strongbow Capital Ltd., Strongbow Capital Management, Ltd., Sky Hill Limited, Kappa Alpha Ltd. and Raymond A. D. French, who are referred to as the “Filing Parties”.

Items 2(a) — (c), (f)

I. Filing Parties.

1. Strongbow Capital, Ltd., (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities, and it is managed by its Board of Directors.

2. Strongbow Capital Management , Ltd., (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Kappa Alpha Ltd. (“Kappa”) is a corporation organized under the laws of the Isle of Man with its principal office and business at International House, Victoria Road, Douglas, Isle of Man IM2 4RB. Kappa is an investment company specializing in undervalued shares.

4. Sky Hill Limited (“Sky Hill”) is a corporation organized under the laws of the Isle of Man with its principal office and business at Ballacoyne, Cammall, Kirk Michael, Isle of Man IM6 1AU.

5. Raymond A. D. French is a citizen of the Republic of Ireland whose address is Bayroc #404, Box CB 13043, Nassau, Bahamas. Mr. French is a company director and is the controlling person of SCM. Mr. French’s email address is: rayfrench@strongbow-capital.com.

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

CUSIP No. 38068N108

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Bayroc #404 Box CB 13043 Nassau Bahamas	Republic of Ireland

Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU	Republic of Ireland

SCM has no executive officers. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Bayroc #404 Box CB 13043 Nassau Bahamas	Republic of Ireland

Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU	Republic of Ireland

Sky Hill has no executive officers. The names, present principal occupations and business addresses of the directors of Sky Hill are set forth below.

Name	Occupation	Address	Citizenship
Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU	Republic of Ireland

Alys G. C. French	Homemaker	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU	Republic of Ireland

Kappa has no executive officers. The names, present principal occupations and business addresses of the directors of Kappa are set forth below.

Name	Occupation	Address	Citizenship
Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU	Republic of Ireland

Elaine Higgins	Company Director	International House Victoria Road Douglas Isle of Man IM2 4RB	United Kingdom

Diane Palmer	Company Director	International House Victoria Road Douglas Isle of Man IM2 4RB	United Kingdom

CUSIP No. 38068N108

Item 2(d). Criminal Proceedings.

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e). Civil Securities Law Proceedings.

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Each of the filing parties used working capital to fund their purchases of shares of Common Stock.

Item 4.	Purpose of Transaction

The Filing Parties continue to own a total of 2,153,575 shares, or 5.50% of the Company’s total outstanding Common Stock1. The Filing Parties do not own any of the Company’s warrants.

The Filing Parties intend to vote against any proposal to extend the life of the Company’s 2,680,500 warrants that had an original expiration date of November 6, 2006.

It is the Filing Parties’ opinion that the intrinsic value of the Company’s Common Stock is significantly higher than the proposed new exercise price of the warrants of C$6.55 (or US$5.55 at an exchange rate of C$1.18=US$1.00). For this reason, the Filing Parties believe that the exercise of the warrants would dilute the value of the Company’s Common Stock. It is the Filing Parties’ opinion that extending the life of the warrants, which expired last November, and allowing them to be exercised at a price below intrinsic value per share would represent a direct transfer of value from the Common Stock to the warrants for which the Company and the holders of the Common Stock are receiving nothing in return. For this reason, the Filing Parties believe strongly that the extension of the life of the warrants is not in the best interests of the holders of the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on February 14, 2007:

[1]	Based on the Company’s total issued shares of 39,152,302 Class A common shares at November 14, 2006.

CUSIP No. 38068N108

Name	Number of Shares	Approximate Percentage of Outstanding Shares[2]
Strongbow	2,017,700	5.2%
SCM	2,017,700	5.2%
Kappa	60,000	0.2%
Sky Hill	75,875	0.2%
Raymond A. D. French	2,017,700	5.2%

(b) Strongbow has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

Kappa has sole power to dispose or direct the disposition of 60,000 shares of Common Stock.

Sky Hill has sole power to dispose or direct the disposition of 75,875 shares of Common Stock.

Raymond A. D. French has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

(c) On August 12, 2006, Raymond J.R. French and Alys G.C. French transferred the 25,875 shares of Common Stock beneficially owned by them to Sky Hill. The shares of Common Stock were transferred at a price per share of US$4.90.

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Under an agreement between SCM and Kappa, SCM is entitled to compensation equal to 20% of the gain realized by Kappa on its investment. Each of the Filing Parties has also agreed to share expenses related to their investment in the Company.

Item 7.	Material to Be Filed as Exhibits

None.

[2]	Based on the Company’s total issued shares of 39,152,302 Class A common shares at November 14, 2006.

CUSIP No. 38068N108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2007

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

SKY HILL LIMITED

By:	/s/ Raymond J. R. French
Raymond J. R. French
Director

KAPPA ALPHA LTD.

By:	/s/ Raymond J. R. French
Raymond J. R. French
Director

RAYMOND A. D. FRENCH

By:	/s/ Raymond A. D. French

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)